

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 30, 2008

<u>By US Mail and Facsimile</u>
Richard D. Dole
President and Chief Executive Officer
Petrosearch Energy Corporation
675 Bering Drive, Suite 200
Houston, Texas 77007

Re: **Petrosearch Energy Corporation**
        Post-effective Amendment no. 3 to Registration Statement on Form S-1
        Filed September 18, 2008
        File No. 333-1421000

        Amendment no. 4 to Registration Statement on Form S-1
        Filed September 18, 2008
        File No. 333-149010

        Form 10-KSB for the Fiscal Year Ended December 31, 2007
        Filed March 24, 2008
        Form 10–Q for the Quarterly Period Ended March 31, 2008
        Filed May 15, 2008
        Form 10-Q for the Quarterly Period Ended June 30, 2008
        Filed August 6, 2008
        File No. 0-51488

Dear Mr. Dole:

       We have limited our review of your filings to those issues we have addressed in our comments. We have issued separate comments on the Preliminary Schedule 14A that you filed September 4, 2008. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-effective Amendment no. 3 to Registration Statement on Form S-1

Amendment no. 4 to Registration Statement on Form S-1

The Business

Business plan, page 8 in the post-effective amendment no. 3 and amendment no. 4 to Form S-1

1. We note the Form 8-K and Preliminary Schedule 14A filed September 4, 2008 in which you indicate that you may seek a "potential strategic partner." We also note that you recently sold all of your interest in the Barnett Shale which accounted for a substantial amount of your revenues and proved reserves and that you plan to focus your efforts on the commencement of the waterflood project. In this section specify that the sale of your DDJET partnership interest means that you sold your interest in the Barnett Shale, quantify the impact of the sale on your proved reserves, and provide cross references to your pro forma financial information showing the results of the sale and your discussion of the sale in MD&A. Discuss your plans for finding a strategic partner and how you expect that this will impact your operations in the future.

Executive Compensation

Employment Agreements, page 30 in the post-effective amendment no. 3 and page 29 in amendment no. 4 to Form S-1

2. We note the Form 8-K filed September 4, 2008 in which you announced that you had amended the employment agreements with Messrs. Dole, Collins and Beninger to decrease their severance payments in certain situations. Please update your disclosure to discuss why you amended the agreements and provide their material terms. Include the amended employment agreements as exhibits.

Description of Securities

Common Stock, page 41 in the post-effective amendment no. 3 and page 40 in amendment no. 4 to Form S-1

3. We note the Preliminary Schedule 14A that you filed on September 4, 2008 in regard to you upcoming annual meeting. We also note that you plan seek shareholder approval to amend your Articles of Incorporation to increase the number of authorized shares of common stock from 100,000,000 to 300,000,000.

Please update your disclosure to discuss your plans to increase your authorized common stock and add a risk factor that discusses the dilution risk to investors if this stock is issued.

Exhibits

Exhibit 5.1

4. We note that the legal opinions filed for both the Form S-1 and Post-Effective Amendment are still marked as being a "Form of." Please obtain and re-file a revised legal opinion that is not a "form of," but rather the legal opinion that will be issued.

Form 10-Q/A1 for the Quarterly Period Ended June 30, 2008

Item 2. Management's Discussion and Analysis or Plan of Operations

5. We note your response to comment number five of our letter dated September 4, 2008. Please revise to discuss the impact on your reported net revenues and income from the recent disposition of your interests in DDJET partnership. Your discussion should provide guidance on whether or not the historical results of operations are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. Please refer to FRC Section 501.12. and Item 303 (2)(ii) of Regulation S-K. Correspondingly, update the disclosure in the registration statements as applicable.

Note 11. Sale of Barnett Shale Interest

6. We note your response to comment number seven of our letter dated September 4, 2008. Please remove the pro forma statement of operations included in the notes to your financial statements of your draft 10-Q/A for the quarterly period ended June 30, 2008.

In addition, please amend your 8-K filed on June 30, 2008 to include the pro forma financial statements for the divestiture of your interest in the DDJET partnership as contemplated by Article 11 of Regulation S-X. In doing so, please ensure:

- you include a pro forma income statement for the latest fiscal year, interim period, and corresponding interim period of the preceding fiscal year;

- you include the impact to the information presented in your most recent annual financial reporting concerning oil and gas reserve quantities, including the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities;

- the material nonrecurring charges or credit and related tax effects which result directly from the transaction, such as gains on sale of Barnett, are excluded from the pro forma income statement as well as pro forma earnings per share;

- explanatory notes are included with respect to each of your pro forma adjustments; and

- the tax effects in your pro forma income statement are calculated with reference to the statutory rate in effect during the periods for which the pro forma financials are presented, or provide an explanation in your filing that taxes are not calculated on that basis and specify the related reasons.

Correspondingly, update the disclosure in the registration statements as applicable.

<u>Closing Comments</u>

As appropriate, please amend your Form 10-K and Form 10-Qs within ten business days of your receipt of this letter, or tell us when you will amend them. As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

Please contact John Cannarella at (202) 551-3337, or in his absence Mark Wojciechowski at (202)-551- 3759, if you have any questions in regard to the accounting comments or financial statements. Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: Robert D. Axelrod (by facsimile)
D. Levy
J. Cannarella